Subject to Completion, Dated July 26, 2011

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated July 26, 2011 to	Registration No. 333-173364
PROSPECTUS SUPPLEMENT
Dated April 7, 2011 and
PROSPECTUS
Dated April 7, 2011
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES G, ___% NOTES DUE 20__

Recent Developments

On July 22, 2011, we announced our second quarter 2011 results.  Statistical highlights are set forth below.  The three  month and six month results for the period ended June 30, 2011 are not audited and the results are not necessarily indicative of results that may be expected for future periods.  This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement.  See also “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

SECOND QUARTER 2011 VS. SECOND QUARTER 2010
(ENDED JUNE 30)
(Millions of dollars)

	2011	2010	CHANGE
Revenues	$675	$648	4%
Profit Before Income Taxes	$152	$95	60%
Profit After Tax	$107	$82	30%
New Retail Financing	$2,901	$2,450	18%
Total Assets	$29,937	$28,776	4%

SIX MONTHS 2011 VS. SIX MONTHS 2010
(ENDED JUNE 30)
(Millions of dollars)

	2011	2010	CHANGE
Revenues	$1,315	$1,279	3%
Profit Before Income Taxes	$267	$166	61%
Profit After Tax	$190	$135	41%
New Retail Financing	$5,668	$4,270	33%

The increase in revenues for the three months ended June 30, 2011 was principally due to (i) a $28 million favorable impact from higher earning assets (finance receivables and operating leases at constant interest rates) and (ii) a favorable impact from miscellaneous net revenue items, partially offset by a $21 million unfavorable impact from lower interest rates on new and existing finance receivables.

The increase in profit before income taxes for the three months ended June 30, 2011 was principally due to (i) a $21 million favorable impact from higher net yield on average earning assets, (ii) a $20 million decrease in the provision for credit losses and (iii) a favorable impact from miscellaneous net revenue items.  These increases were partially offset by an $18 million increase in general, operating and administrative expense.

The provision for income taxes in the second quarter of 2011 reflects an estimated annual effective tax rate of 26 percent compared to 22 percent in the second quarter of 2010.  The 2010 second quarter tax rate was reduced by a benefit of $10 million related to prior years.  The 2011 estimated annual tax rate is expected to be less than the U.S. corporate tax rate of 35 percent primarily due to profits in tax jurisdictions with lower tax rates.

New retail financing for the second quarter of 2011 was $2.9 billion, an increase of $451 million, or 18 percent, from the second quarter of 2010.  The increase was primarily related to improvements in our Asia-Pacific and Mining and Latin America operating segments.

At the end of the second quarter of 2011, past dues over 30 days were 3.73 percent, a decrease from 3.94 percent at the end of the first quarter of 2011, 3.87 percent at the end of 2010 and 5.33 percent at the end of the second quarter of 2010.  The decrease in past dues reflects the continued improvement in the global economy.  Write-offs, net of recoveries, were $29 million for the second quarter of 2011, down from $52 million in the second quarter of 2010.

The allowance for credit losses totaled $382 million at June 30, 2011, which is 1.52 percent of net finance receivables, compared with $363 million, or 1.57 percent, of net finance receivables at December 31, 2010.  The allowance for credit losses as of June 30, 2010, was $383 million, which was 1.70 percent of net finance receivables.

SUBJECT	PRELIMINARY PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series G, ___% Notes Due 20__
Format:	SEC Registered-Registration Statement Number 333-173364
Trade Date/Pricing Effective Time:	July __, 2011
Settlement Date (Original Issue Date):	July __, 2011, which is the __ business day following the Trade Date
Maturity Date:	July __, 20__
Principal Amount:	$__________

Price to Public (Issue Price):	______%
Dealers' Commission:	____% (__ basis points)
All-in-price:	______%
Net Proceeds to Issuer:	$___________
Coupon	_____%
Yield to Maturity	_____%
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A
Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Interest Payment Dates:	Interest will be paid semi-annually on the ____ of January and July of each year, commencing January __, 2012 and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Goldman, Sachs & Co. (____%)

J.P. Morgan Securities LLC (____%)

Billing and Delivery Agent:
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	14912L4X6
Other Terms:	N/A

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.